Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-235913

February 18, 2021

Wilshire Phoenix Launches Innovative Gold ETF on NYSE Arca (WGLD)

NEW YORK, NY - February 18th, 2021 — Wilshire Phoenix, a leader of innovation in the financial services industry, announces the debut of the Wilshire wShares Enhanced Gold Trust (NYSE Arca: WGLD). WGLD tracks the Wilshire Gold Index, which seeks to outperform a stand-alone investment in gold and reduce its volatility without the use of any futures, leverage, or derivatives. The launch of WGLD marks significant innovation for commodities-based ETFs and the overall fund space.

"The industry constantly touts innovation, but often disappoints by failing to deliver any meaningful new products for investors. In contrast, WGLD offers all investors immediate access to an entirely distinct strategy and structure in a transparent and efficient manner," said Bill Herrmann, managing partner at Wilshire Phoenix. "WGLD combines an institutional-like strategy with retail-level ease of access to offer a dynamic, first-of-its-kind ETF. Today marks a considerable milestone for Wilshire's wShares as we plan to offer many more accessible products that combine institutional-like characteristics with our thoughtful approach."

Long considered a safe-haven asset, gold reached all-time highs in 2020 as investors grappled with heightened market uncertainty. Despite its prominence, gold has often exhibited significant volatility, and WGLD seeks to mitigate that risk.

"We took a hard look at the ETF landscape and saw plenty of opportunities to deliver an innovative product for investors," said Will Cai, partner and head of Wilshire's wShares. "Many investors underestimate or get spooked by volatility, which can lead to poor decision making. We wanted to limit some of that uncertainty with the creation of WGLD."

Developed by the Wilshire Phoenix team, the proprietary index utilizes an adaptive exposure approach to automatically rebalance physical gold and cash based on changing market conditions. This rebalancing allows for a passive investment vehicle to seek more robust performance and a decreased risk profile when compared to a stand-alone investment in physical gold. WGLD does not make use of any futures, leverage, or derivatives to achieve its investment objective.

Investors can learn more about the fund at www.wShares.com.

About Wilshire Phoenix

Wilshire Phoenix develops innovative indexes, ETFs, and other financial products that seek to respond to the various challenges that investors face in today's increasingly complex global markets. Whether providing solutions for institutional or individual investors, Wilshire Phoenix delivers unparalleled access to unique and differentiated investment strategies.

Learn more by visiting www.wilshirephoenix.com or contacting us at funds@wilshirephoenix.com.

Media Contact

Trevor Davis

Gregory FCA for Wilshire Phoenix

Email: trevor@gregoryfca.com

Office: 215-475-5931

Important Information and Risks

This material must be accompanied or preceded by a prospectus. Please read the prospectus at http://bit.ly/WGLDProspectus carefully before investing.

All Investments involve risk, including the potential loss of principal amount invested.

Shareholders do not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act, or the protections afforded by the Commodities Exchange Act. The Trust is an emerging growth company, and the Trust cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the Shares less attractive to investors.

Certain members of the Sponsor have no history operating an investment vehicle like the Trust, their experience may be inadequate or unsuitable to manage the Trust. An active and liquid market for the Shares may not develop or be sustained. The Trust may terminate and liquidate at a time that is disadvantageous to Shareholders. Withdrawal from participation by Authorized Participants may affect the liquidity of Shares. The Shares may trade at a price which is at, above, or below the net asset value (NAV) per Share and any premium or discount in the trading relative to the NAV per Share may widen as a result of different trading hours of NYSE Arca Inc. and other exchanges. The value of the Shares will be adversely affected if Physical Gold owned by the Trust is lost or damaged in circumstances in which the Trust is not in a position to recover the corresponding loss. The ability of Shareholders and Authorized Participants to exercise remedies against the Gold Custodian may be limited. The Trust and the Shares may be negatively impacted by the effects of the spread of illnesses or other public health emergencies on the global economy, the markets and the Trust's service providers.

Market risk refers to the risk that the market price of Physical Gold held by the Trust will rise or fall, sometimes rapidly or unpredictably. An investment in the Trust's Shares is subject to market risk. Substantial sales of gold by central banks, governmental agencies and international institutions could adversely affect an investment in the Shares. Fluctuations in the price of Physical Gold could materially and adversely affect an investment in the Shares because the value of the Shares relates directly to the value of the Physical Gold held by the Trust. The price of gold is volatile and historical fluctuations in gold prices are not a reliable indicator of future gold price movements.

The index has a limited operating history and may perform in unanticipated ways. The historical performance of the index or gold may not be indicative of future results. The index is not diversified, unlike other indices. The Trust's performance may not always replicate the changes in the levels of the index (such deviations are also referred to as "tracking error").

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